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                       SECURITIES AND EXCHANGE COMMISSION


                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B) (C) AND (D) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)


                              SPECTRUM BRANDS, INC.
              -----------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
              -----------------------------------------------------
                         (Title of Class of Securities)


                                    84762L105
              -----------------------------------------------------
                                 (CUSIP Number)


                                FEBRUARY 29, 2008
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

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      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 84762L105                    13G                   PAGE 2 OF  7 PAGES
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  1       NAME OF REPORTING PERSON:
          COOKIE JAR LLC

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  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [X]
                                                                   (b)  [ ]

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  3       SEC USE ONLY


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  4       CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
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                        5    SOLE VOTING POWER
      NUMBER OF              0
       SHARES          ---------------------------------------------------------
    BENEFICIALLY        6    SHARED VOTING POWER
        OWNED                2,638,888
         BY            ---------------------------------------------------------
        EACH            7    SOLE DISPOSITIVE POWER
      REPORTING              0
       PERSON          ---------------------------------------------------------
        WITH:           8    SHARED DISPOSITIVE POWER
                             2,638,888
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 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,638,888
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 10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]

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 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.0%
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 12       TYPE OF REPORTING PERSON*
          OO


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CUSIP NO. 84762L105                    13G                   PAGE 3 OF  7 PAGES
-------------------                                          -------------------

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  1       NAME OF REPORTING PERSON:
          DAVID B. WILLIAMS

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  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [X]
                                                                   (b)  [ ]

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  3       SEC USE ONLY


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  4       CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
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                        5    SOLE VOTING POWER
      NUMBER OF              0
       SHARES          ---------------------------------------------------------
    BENEFICIALLY        6    SHARED VOTING POWER
        OWNED                2,642,475
         BY            ---------------------------------------------------------
        EACH            7    SOLE DISPOSITIVE POWER
      REPORTING              0
       PERSON          ---------------------------------------------------------
        WITH:           8    SHARED DISPOSITIVE POWER
                             2,642,475
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 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,642,475
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 10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]

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 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.0%
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 12       TYPE OF REPORTING PERSON*
          IN, HC

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CUSIP NO. 84762L105                    13G                   PAGE 4 OF  7 PAGES
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  1       NAME OF REPORTING PERSON:
          WILLIAMS COOKIE JAR FOUNDATION

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  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [X]
                                                                   (b)  [ ]

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  3       SEC USE ONLY


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  4       CITIZENSHIP OR PLACE OF ORGANIZATION

          CONNECTICUT
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                        5    SOLE VOTING POWER
      NUMBER OF              0
       SHARES          ---------------------------------------------------------
    BENEFICIALLY        6    SHARED VOTING POWER
        OWNED                3,587
         BY            ---------------------------------------------------------
        EACH            7    SOLE DISPOSITIVE POWER
      REPORTING              0
       PERSON          ---------------------------------------------------------
        WITH:           8    SHARED DISPOSITIVE POWER
                             3,587
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 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,587
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 10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]

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 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          .006%
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 12       TYPE OF REPORTING PERSON*
          CO

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CUSIP NO. 84762L105                    13G                   PAGE 5 OF  7 PAGES
-------------------                                          -------------------

ITEM 1(A).      NAME OF ISSUER:

                Spectrum Brands, Inc. ("Spectrum")


ITEM 1(B).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                Six Concourse Parkway
                Suite 3300
                Atlanta, GA 30328


ITEM 2(A).      NAME OF PERSON FILING:

                This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons"):


ITEM 2(B).      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                The principal business office of the Reporting Persons filing this Schedule 13G is located at 860 Canal Street, 3[rd] Floor, Stamford, CT 06902.


ITEM 2(C).      CITIZENSHIP:

                Cookie Jar LLC           a Delaware limited liability company
                Mr. Williams             a US citizen
                Williams Cookie Jar      a Connecticut non-profit corporation
                Foundation


ITEM 2(D).      TITLE OF CLASS OF SECURITIES:

                This Schedule 13G is being filed with respect to the common stock, par value $.01 per share ("Common Stock"), of Spectrum. The Reporting Persons' percentage ownership of Common Stock is based on 52,794,352 shares of Common Stock being outstanding.

                 As of February 29, 2008, Cookie Jar LLC beneficially owned 2,638,888 shares of Common Stock, Mr. Williams beneficially owned 2,642,475 shares of Common Stock and Williams Cookie Jar Foundation beneficially owned 3,587 shares of Common Stock.


ITEM 2(E).      CUSIP NUMBER:

                84762L105

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CUSIP NO. 84762L105                    13G                   PAGE 6 OF  7 PAGES
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ITEM 3.        IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B)
OR (C) CHECK WHETHER THE PERSON FILING IS:  ONE OF THE FOLLOWING

                Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).


ITEM 4.        OWNERSHIP:

               The information in items 1 and 5 through 11 on the cover pages (pp. 2 - 4) on this Schedule 13G is hereby incorporated by reference.


ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not applicable


ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

               Not applicable.


ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

               Please see Exhibit A attached
                          ---------

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

               Not applicable.

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CUSIP NO. 84762L105                    13G                   PAGE 7 OF  7 PAGES
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ITEM 10.        CERTIFICATION


                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     March 10, 2008


     COOKIE JAR LLC                                DAVID B. WILLIAMS



              By:
                  ------------------------            ------------------------
                  David B. Williams                   David B. Williams
                  Manager





WILLIAMS COOKIE JAR FOUNDATION



                 By:
                     -----------------------
                     David B. Williams
                     Sole Trustee

                                   EXHIBIT A
                                   ---------

      The members of the group making this filing on Schedule 13G are: Cookie Jar LLC, Mr. Williams and Williams Cookie Jar Foundation.

                                   EXHIBIT B
                                   ---------

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a statement on Schedule 13G and all amendments thereto with respect to the common stock of Spectrum Brands, Inc. beneficially owned by each of them, and the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated:     March 10, 2008


     COOKIE JAR LLC                                DAVID B. WILLIAMS



              By:
                  ------------------------            ------------------------
                  David B. Williams                   David B. Williams
                  Manager





WILLIAMS COOKIE JAR FOUNDATION



                 By:
                     -----------------------
                     David B. Williams
                     Sole Trustee